Performance

Total Returns | Yields and Distributions

Distribution Rates - Equity Funds

As of 2/29/2008
(Updated Monthly)

Fund Name	12-Month Distribution Rate[3]
Balanced	1.87%
Dividend Growth Class I	1.70
Dividend Growth Class S	1.36

Current Yields and Distribution Rates - Fixed Income Funds

As of 2/29/2008
(Updated Monthly)

Fund Name	30-Day SEC Yield	12-Month Distribution Rate	Dividend Distribution Factor
U.S. Government Securities	4.44%	4.73%	0.03854
Tax-Free Income	4.72	4.16	0.03184
Minnesota Tax-Free Income[1]	4.62	4.20	0.03401
Fund Name	**7-Day Compound Effective Yield**	**7-Day Simple Yield**	**Dividend Distribution Factor**
Money Market[2]	3.53%	3.59%	0.00271

Notes:

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains.

(1) Investment income in the *Sit Minnesota Tax-Free Income Fund* and the *Sit Florida Tax-Free Income Fund* may be subject to the federal alternative minimum tax.

(2) *Sit Money Market Fund* is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

(3) Based on the last 12 months of distributed net investment income and average NAV as 12/31/06. One of the investment objectives of Sit Balanced and Sit Dividend Growth Fund is to provide income, which is distributed quarterly.

The Sit Mutual Funds
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Small Cap Growth Fund
- International Growth Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Balanced Fund
- U.S. Government Securities Fund
- Tax-Free Income Fund
- Minnesota Tax-Free Income Fund
- Money Market Fund

Limited Distribution Funds
- High Income Municipal Fund

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